Exhibit 99.1

Okeanis Eco Tankers Corp. – Invitation to Q3 2024 Results Conference Call and Webcast

ATHENS, GREECE, November 5, 2024 - Okeanis Eco Tankers Corp. (the “Company” or “OET”) (NYSE:ECO / OSE:OET), will report unaudited interim condensed results for the third quarter and nine-month period ended September 30, 2024, on Friday, November 8, 2024, and a webcast/teleconference will be held at 14:30 CET.

Participants may access the webcast using the following link:

https://events.q4inc.com/attendee/805202822

Or via conference call using the below dial-in details:

Standard International Access: +44 20 3936 2999

USA: +1 646 664 1960

Norway: +47 815 03 308

Password: 041313

The presentation material, which will be used in the webcast/teleconference, will be available for download from the Investor Relations section at www.okeanisecotankers.com prior to the live webcast/teleconference.

Contacts

Company:

Iraklis Sbarounis, CFO

Tel: +30 210 480 4200

ir@okeanisecotankers.com

Investor Relations / Media Contact:

Nicolas Bornozis, President

Capital Link, Inc.

230 Park Avenue, Suite 1540, New York, N.Y. 10169

Tel: +1 (212) 661-7566

okeanisecotankers@capitallink.com

About OET

OET is a leading international tanker company providing seaborne transportation of crude oil and refined products. The Company was incorporated on April 30, 2018 under the laws of the Republic of the Marshall Islands and is listed on Oslo Børs under the symbol OET and the New York Stock Exchange under the symbol ECO. The sailing fleet consists of six modern scrubber-fitted Suezmax tankers and eight modern scrubber-fitted VLCC tankers.